# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Skeena Resources Limited, CIK 0001713748
CUSIP: 83056P715
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 133 Melville Street, Suite 2600, Vancouver, British Columbia Canada (A1), V6E 4E5
Date of event which requires filing of this statement: 12/30/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001404077

## Reporting persons
- Selwyn Lower Holdings (CYM) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 7,720,339; shared voting power 0; sole dispositive power 7,720,339; shared dispositive power 0; aggregate amount beneficially owned 7,720,339 (7.2% of the class)
- BTO Holdings Manager IV (CYM) L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 7,720,339; shared voting power 0; sole dispositive power 7,720,339; shared dispositive power 0; aggregate amount beneficially owned 7,720,339 (7.2% of the class)
- BTOA IV (CYM) - NQ GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 7,720,339; shared voting power 0; sole dispositive power 7,720,339; shared dispositive power 0; aggregate amount beneficially owned 7,720,339 (7.2% of the class)
- BTO GP - NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,720,339; shared voting power 0; sole dispositive power 7,720,339; shared dispositive power 0; aggregate amount beneficially owned 7,720,339 (7.2% of the class)
- Blackstone Holdings IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 7,720,339; shared voting power 0; sole dispositive power 7,720,339; shared dispositive power 0; aggregate amount beneficially owned 7,720,339 (7.2% of the class)
- Blackstone Holdings IV GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,720,339; sole dispositive power 0; shared dispositive power 7,720,339; aggregate amount beneficially owned 7,720,339 (7.2% of the class)
- Blackstone Holdings IV GP Management (Delaware) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,720,339; sole dispositive power 0; shared dispositive power 7,720,339; aggregate amount beneficially owned 7,720,339 (7.2% of the class)
- Blackstone Holdings IV GP Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,720,339; sole dispositive power 0; shared dispositive power 7,720,339; aggregate amount beneficially owned 7,720,339 (7.2% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,720,339; shared voting power 0; sole dispositive power 7,720,339; shared dispositive power 0; aggregate amount beneficially owned 7,720,339 (7.2% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,720,339; shared voting power 0; sole dispositive power 7,720,339; shared dispositive power 0; aggregate amount beneficially owned 7,720,339 (7.2% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 7,720,339; shared voting power 0; sole dispositive power 7,720,339; shared dispositive power 0; aggregate amount beneficially owned 7,720,339 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Skeena Resources Limited
Address of issuer's principal executive offices: 133 Melville Street, Suite 2600, Vancouver, British Columbia, V6E 4E5, Canada

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) Selwyn Lower Holdings (CYM) L.P.
(ii) BTO Holdings Manager IV (CYM) L.L.C.
(iii) BTOA IV (CYM) - NQ GP L.P.
(iv) BTO GP - NQ L.L.C.
(v) Blackstone Holdings IV L.P.
(vi) Blackstone Holdings IV GP L.P.
(vii) Blackstone Holdings IV GP Management (Delaware) L.P.
(viii) Blackstone Holdings IV GP Management L.L.C.
(ix) Blackstone Inc.
(x) Blackstone Group Management L.L.C.
(xi) Stephen A. Schwarzman

Selwyn Lower Holdings (CYM) L.P. directly holds 7,720,339 Common Shares, without par value (the "Common Shares"). BTO Holdings Manager IV (CYM) L.L.C. is the manager of Selwyn Lower Holdings (CYM) L.P. BTOA IV (CYM) - NQ GP L.P. is the sole member of BTO Holdings Manager IV (CYM) L.L.C. BTO GP - NQ L.L.C. is the general partner of BTOA IV (CYM) - NQ GP L.P. Blackstone Holdings IV L.P. is the sole member of BTO GP - NQ L.L.C. Blackstone Holdings IV GP L.P. is the general partner of Blackstone Holdings IV L.P. Blackstone Holdings IV GP Management (Delaware) L.P. is the general partner of Blackstone Holdings IV GP L.P. Blackstone Holdings IV GP Management L.L.C. is the general partner of Blackstone Holdings IV GP Management (Delaware) L.P. The sole member of Blackstone Holdings IV GP Management L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the Common Shares (as defined below) beneficially owned by Selwyn Lower Holdings (CYM) L.P., but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Selwyn Lower Holdings (CYM) L.P.) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is c/o Blackstone Inc.,
345 Park Avenue, New York, NY 10154.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Calculation of the percentage of Common Shares beneficially owned is based on 107,456,756 Common Shares outstanding as of September 30, 2024, as disclosed by the Issuer in the Management Discussion and Analysis attached as Exhibit 99.2 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 14, 2024. As of the date hereof, Selwyn Lower Holdings (CYM) L.P. directly holds 7,720,339 Common Shares. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person's cover page.
Percent of class: See each cover page hereof for
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT LIST
Exhibit 99.1 Signature Blocks (filed herewith).
Exhibit 99.2 Joint Filing Agreement, dated January 7, 2025, among the Reporting Persons (filed herewith).

## Signatures
- Selwyn Lower Holdings (CYM) L.P.: /s/ Christopher J. James, Christopher James, Authorized Signatory, See Exhibit 99.1 (01/07/2025)
- BTO Holdings Manager IV (CYM) L.L.C.: /s/ Christopher J. James, Christopher James, Authorized Signatory, See Exhibit 99.1 (01/07/2025)
- BTOA IV (CYM) - NQ GP L.P.: /s/ Christopher J. James, Christopher James, Authorized Signatory, See Exhibit 99.1 (01/07/2025)
- BTO GP - NQ L.L.C.: /s/ Christopher J. James, Christopher James, Authorized Signatory, See Exhibit 99.1 (01/07/2025)
- Blackstone Holdings IV L.P.: /s/ Tabea Hsi, Tabea Hsi, Senior Managing Director- Assistant Secretary, See Exhibit 99.1 (01/07/2025)
- Blackstone Holdings IV GP L.P.: /s/ Tabea Hsi, Tabea Hsi, Senior Managing Director- Assistant Secretary, See Exhibit 99.1 (01/07/2025)
- Blackstone Holdings IV GP Management (Delaware) L.P.: /s/ Tabea Hsi, Tabea Hsi, Senior Managing Director- Assistant Secretary, See Exhibit 99.1 (01/07/2025)
- Blackstone Holdings IV GP Management L.L.C.: /s/ Tabea Hsi, Tabea Hsi, Senior Managing Director- Assistant Secretary, See Exhibit 99.1 (01/07/2025)
- Blackstone Inc.: /s/ Tabea Hsi, Tabea Hsi, Senior Managing Director, See Exhibit 99.1 (01/07/2025)
- Blackstone Group Management L.L.C.: /s/ Tabea Hsi, Tabea Hsi, Senior Managing Director, See Exhibit 99.1 (01/07/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (01/07/2025)